

October 20, 2011

Via U.S. Mail
Mr. Robert A. Robison
Chief Financial Officer
Pretium Packaging, L.L.C.
15450 South Outer Forty Drive, Suite 120
Chesterfield, MO 63107

> **Re:** **Pretium Packaging, L.L.C.**
> **Amendment 1 to Registration Statement on Form S-4**
> **Filed October 12, 2011**
> **File No. 333-176592**

Dear Mr. Robison:

We have reviewed your registration statement and have the following comments.

Summary Consolidated Historical and Pro Forma Financial Information

Net Loss to Adjusted EBITDA Reconciliation, page 12

1. We note your response to our prior comment number 26. It appears you are continuing to incur the material and labor variances that you mention in note (i) through the 16 months following the February 16, 2010 combination of Pretium and Novapak. Your disclosure indicates that you have adjusted for these items as they are not indicative of your ongoing operating performance. Please tell us when you expect these variances to cease or otherwise become part of your ongoing operating performance. In addition, it remains unclear why these variances are considered "noteworthy." Please tell us and expand your disclosures to more fully describe the nature of these variances and address the reasons why these variances should not be considered indicative of your ongoing performance.

Unaudited Pro Forma Combined Financial Information

Adjustments to Unaudited Pro Forma Consolidated Statement of Operations…, page 43

1) Cost of sales

2.  We note your response to our prior comment number 28 and we are unable to agree with your conclusion.  It appears that you are extending the notion of "directly attributable" beyond the effects of the original acquisition transaction.  Please remove your pro forma adjustment which removes the effects of purchase accounting in your cost of sales.

2)  Selling, general and administrative

3.  We note your response to our prior comment number 29 and are unable to agree with your conclusion.  For SEC pro forma purposes, it is not appropriate to make adjustments to the historical financial statements.  In the case of your former chairman's salary and benefits, this adjustment is not directly attributable to the acquisition transaction and is an extension of the notion of directly attributable.  Please note that you may instead provide supplementary pro forma note disclosure to discuss the former chairman's salary.

3)  Gain on foreign currency exchange

4.  It appears that this adjustment is not directly attributable to the acquisition transaction.  Please remove this adjustment from your pro forma.

4)  Depreciation associated with other assets

5.  We note your response to our prior comment number 30.  It remains unclear why this is an appropriate pro forma adjustment.  Your added disclosure indicates that you are adjusting to reflect the step up in value related to this property.  Please explain why the resulting adjustment to depreciation expense is a negative value given the step up in value related to these assets.

5) Bank related loan costs

6.  It appears that this adjustment is an adjustment to your historical financial statements.  Please remove this adjustment from your pro forma.

7)  Acquisition fees and expenses

7.  We note your response to our comment number 31 and are unable to agree with your
    conclusion.  It appears that you are adjusting the historical financial statements in this
    adjustment.  Please remove the adjustment from your pro forma.

10)  Other expense

8.  We note your response to our prior comment number 32 and are unable to agree with your
    conclusion.  Your disclosure states that the leases were terminated immediately prior to the
    acquisition.  As such, this represents an adjustment to the historical financial statements and
    is not directly attributable to the acquisition transaction.  Please remove this pro forma
    adjustment.

9.  Given the number and reissuance of comments associated with your pro forma information,
    please consider contacting us to discuss these pro forma comments.

Expiration Date; Extensions; Amendment, page 69

10. Notwithstanding the representation in response to prior comment 16 that the reference to an
    oral notice of an extension has been deleted, the reference to an oral notice of an extension
    remains under (a) in paragraph 3.  Please delete.

Exhibit 5.1

11. Please remove assumption (iii) in the fifth paragraph relating to the persons' authority
    signing the indenture and other agreements because it assumes a material fact underlying the
    opinion.  Please also remove the assumptions in the second full paragraph on page 2.

Exhibits 10.3 and 10.5

12. The responses to prior comments 36 and 37 indicate that you are seeking confidential
treatment for portions of the exhibits.  Allow us sufficient time to review the confidential
treatment application before requesting acceleration of the registration statement's effectiveness.
Note that you must resolve any issue concerning the confidential treatment application before
requesting acceleration of the registration statement's effectiveness.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may direct questions on accounting comments to Kevin W. Stertzel at (202) 551-3723 or W. John Cash at (202) 551-3768. You may direct questions on other comments and disclosure issues to Edward M. Kelly at (202) 551-3728 or Craig E. Slivka at (202) 551-3729.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: <u>Via Facsimile</u>
   Michael R. Littenberg, Esq.
   Schulte Roth & Zabel LLP
   919 Third Avenue
   New York, NY 10022